EXHIBIT 99.1

Endeavour Silver Drilling Discovers Potential Bulk Tonnage Silver Mineralization in the Palmilla Mine Area, Parral Project, Chihuahua, Mexico

VANCOUVER, British Columbia, Nov. 15, 2017 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE:EXK) (TSX: EDR) announces that exploration drilling on the Parral property in Chihuahua State, Mexico has discovered potential bulk tonnage silver mineralization within the Palmilla-Capuzaya-La Luz veins in the Palmilla mine area.

Palmilla was an historic high grade silver mine which provided silver to the Mexican mint in the late 1800’s.  While most of the narrow, high grade ores were mined out from underground workings located on and immediately south of the Parral property, Endeavour drilling has outlined lower grade, bulk tonnage mineralization above and along strike of the old workings that may be amenable to open pit mining.

Thirty two drill holes totaling 6,370 metres (m) of core were drilled to test the Palmilla mine area (view maps here). The drill holes were spaced at approximately 50 m centres along two main mineralized structures over an area 550 m long by 250 m wide by 150 m deep.

Drilling highlights include 11.1 m (36.4 feet (ft)) true width grading 154 grams per tonne (gpt) silver, 0.36 gpt gold, 0.07% lead and 0.23% zinc (179 gpt silver equivalent (AgEq) or 5.8 oz per tonne (opt) AgEq) in hole PAL-02.  Other highlights include two intercepts of 11.0 m (36.1 ft) assaying 118 gpt silver, 0.60 gpt gold, 0.15% lead and 0.22% zinc (160 gpt AgEq or 5.1 opt AgEq) and 15.1 m (49.5 ft) running 114 gpt silver, 0.2 gpt gold, 0.22% lead and 0.33% zinc (128 gpt AgEq or 4.1 opt AgEq) in hole PAL-13.

Results for the 24 top drill intercepts are summarized in the table below.

Hole	Structure	From	True width	Au	Ag	Pb	Zn	AgEq
		(m)	(m)	(gpt)	(gpt)	(%)	(%)	(gpt)
PAL-01	Capuzaya Including	102.00	13.08	0.14	49	0.254	0.651	59
		109.00	0.4	0.06	139	1.010	0.235	143
PAL-02	Palmilla Including	119.70	11.1	0.36	154	0.071	0.227	180
		145.45	0.5	0.15	1,115	0.045	0.227	1,126
PAL-04	Capuzaya Including	100.75	10.4	0.11	52	0.173	0.406	60
		117.90	0.2	0.38	166	0.237	1.005	192
PAL-05	Capuzaya Including	47.90	5.0	0.13	84	0.151	0.288	93
		51.85	0.3	1.02	757	0.477	0.083	828
PAL-06	Capuzaya Including	75.85	5.1	0.01	151	0.051	0.304	151
		78.15	0.6	0.01	486	0.066	0.322	487
PAL-07	Capuzaya Including	51.85	28.5	0.03	60	0.079	0.591	62
		58.60	1.0	0.03	347	0.455	0.079	349
PAL-08	Palmilla Including	69.15	13.4	0.35	79	0.168	0.279	103
		79.90	0.7	0.20	227	1.815	0.183	241
PAL-09	Capuzaya including	82.10	11.8	0.09	139	0.141	0.219	145
		85.15	0.3	0.19	1,050	2.360	0.224	1,063
PAL-10	Capuzaya Including	68.40	9.9	0.04	76	0.143	0.312	79
		72.90	0.9	0.04	233	0.191	0.178	236
PAL-11	Capuzaya Including	145.20	6.7	0.30	206	0.292	0.499	227
		147.20	0.3	1.17	889	0.155	0.108	971
PAL-13	La Luz Including Palmilla including	78.80	11.0	0.60	118	0.145	0.222	160
		84.40	0.7	2.13	596	0.621	0.159	745
		97.05	15.1	0.20	114	0.216	0.331	128
		108.15	0.4	0.21	383	0.144	0.220	398
PAL-14	Capuzaya Including	111.00	12.4	0.19	43	0.955	1.457	56
		119.40	0.6	0.87	222	6.290	0.290	283
PAL-15	La Luz Including	108.00	7.2	0.08	100	0.137	0.301	106
		113.90	0.4	0.14	572	0.682	0.438	582
PAL-17	Capuzaya Including	77.90	5.5	0.08	63	0.096	0.290	69
		81.50	1.0	0.08	126	0.096	0.387	132
PAL-18	Capuzaya Including	59.55	5.1	0.35	72	0.229	0.291	96
		59.55	0.4	0.70	284	1.605	0.328	333
PAL-20	Palmilla Including	14.80	12.8	0.58	63	0.018	0.109	104
		19.30	0.9	1.72	261	0.029	0.063	381
PAL-21	Capuzaya including	101.35	13.4	0.10	91	0.361	0.565	98
		125.05	0.3	0.14	499	0.544	0.948	509
PAL-22	La Luz Including Palmilla Including	72.40	12.9	0.07	92	0.152	0.255	97
		85.00	0.7	0.28	248	0.287	0.080	268
		96.05	6.8	0.11	65	0.084	0.158	73
		103.00	0.8	0.04	207	0.441	0.215	210
PAL-24	La Luz Including Palmilla Including	115.70	5.2	0.05	47	0.142	0.429	51
		126.40	0.3	0.01	119	0.054	0.277	120
		177.30	5.0	0.11	96	0.313	0.255	103
		182.00	0.3	0.13	582	0.289	0.145	591
PAL-25	La Luz Including Palmilla Including	40.50	15.0	0.14	117	0.202	0.269	127
		65.50	2.4	0.12	681	1.895	0.084	690
		89.05	15.9	0.75	35	0.366	0.736	88
		93.85	0.7	12.05	80	0.122	1.130	924
PAL-26	Capuzaya Including	55.90	6.0	0.01	61	0.081	0.528	62
		55.90	1.0	0.02	184	0.141	0.328	185
PAL-27	La Luz Including Palmilla Including	130.60	5.1	0.10	79	0.164	0.476	85
		138.60	0.2	0.07	490	0.848	0.353	495
		173.20	6.8	0.21	64	0.837	0.520	79
		174.25	0.7	0.04	215	0.766	0.151	218
PAL-29	La Luz Including Capuzaya Including	55.10	5.4	0.01	111	0.082	0.367	112
		56.10	0.3	0.03	437	0.078	0.894	439
		144.00	5.7	0.01	446	0.402	0.678	447
		145.20	0.9	0.01	2,170	0.576	0.437	2,171
PAL-32	Palmilla Including Capuzaya Including	77.35	13.2	0.56	121	0.192	0.388	160
		99.75	0.3	0.11	1,150	2,050	0.937	1,157
		118.00	11.8	0.12	46	0.174	0.340	54
		124.65	0.3	0.11	133	0.765	1.115	141

Silver equivalents are calculated at a ratio of 70:1 silver: gold, excluding base metals and expected recoveries

Luis Castro, Vice President of Exploration for Endeavour Silver, commented, “Our discovery of potential bulk tonnage silver-gold-lead-zinc mineralization in the Palmilla mine area, that may be amenable to open pit mining, is an exciting new development for the Parral district in general and our property in particular.”

“It gives us a second mineralized area with resource potential to complement the Veta Colorada area where we have already verified a portion of the historic high grade silver resource (see news release dated October 24, 2017).

“Drilling continues on the Parral property in a third mineralized area known as the San Patricio vein which lies to the north of Palmilla.  A new resource estimate for the Parral property will be prepared at year-end for release in the 1st quarter of 2018.”

Godfrey Walton, M.Sc., P.Geo., Endeavour’s President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs in Mexico. A Quality Control sampling program of reference standards, blanks and duplicates is used to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish.

About Endeavour Silver – Endeavour Silver is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since start‑up in 2004, Endeavour has grown its mining operations organically to produce 9.7 million ounces of silver and equivalents in 2016. We find, build and operate quality silver mines in a sustainable way to create real value for all stakeholders. Endeavour Silver’s shares trade on the TSX (EDR) and the NYSE (EXK).

Contact Information - For more information, please contact:
Galina Meleger, Director of Investor Relations
Toll free: (877) 685-9775
Fax: (604) 685-9744
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2017 including changes in mining and operations and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.